UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2019
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 14, 2019, announcing the Company's dividend and earnings report for the first quarter of 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: June 28, 2019	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers (NYSE: NAT) – The 1st Quarter 2019 report – Refinancing finalized. Strong start to a promising year.
Hamilton, Bermuda, May 14, 2019
HIGHLIGHTS:
•	1Q2019 WAS A BUSY QUARTER AND ALSO SAW THE BEST RESULT FOR NAT SINCE 2Q2016
•
WITH THIS REPORT WE ANNOUNCE OUR 87TH CONSECUTIVE QUARTERLY DISTRIBUTION. THE DIVIDEND IS 0.03 CENTS PER SHARE PAYABLE ON JUNE 12, 2019, TO SHAREHOLDERS ON RECORD MAY 28, 2019. IT IS OUR OBJECTIVE TO INCREASE THE DIVIDEND AS TANKER MARKETS IMPROVE.

•	THE TCE (TIME CHARTER EQUIVALENT) FOR OUR VESSELS IN 1Q2019 SAW AN IMPROVEMENT OF 30% FROM THE PREVIOUS QUARTER AND CAME IN AT AN AVERAGE OF $26,025 PER DAY PER SHIP COMPARED TO $20,100 IN 4Q2018.
•
THE NET PROFIT FOR 1Q2019, (AFTER DEPRECIATION, G&A AND FINANCE CHARGES) TOTALED $5.6 MILLION COMPARED TO A NET LOSS OF $10.5 MILLION IN 4Q2018 AND A NET LOSS OF $19.7 MILLION IN 1Q2018. THIS WAS $16.1 MILLION BETTER THAN THE PREVIOUS QUARTER AND $25.3 MILLION BETTER THAN SAME QUARTER LAST YEAR. THIS IS A SUBSTANTIAL IMPROVEMENT AND GIVES US A STRONG START TO THE YEAR.

•	THE NET OPERATING EARNINGS IMPROVED BY $12.9 MILLION FROM THE PREVIOUS QUARTER TOTALING $18.3 MILLION FOR 1Q2019 COMPARED TO $5.4 MILLION IN 4Q2018.
•
A BETTER REFLECTION OF THE COMPANY’S CASH GENERATION, THE ADJUSTED NET OPERATING EARNINGS[1] WAS $34.3 MILLION FOR 1Q2019 COMPARED TO $23.6 MILLION IN 4Q2018 AND $4.4 MILLION IN 1Q2018. 1Q2019 WAS $10.7 MILLION BETTER THAN THE PREVIOUS QUARTER AND $29.9 MILLION BETTER THAN THE SAME QUARTER LAST YEAR.

•	WE MADE NET CASH REPAYMENTS OF OUR DEBT OF $17.7 MILLION DURING THE QUARTER AND OUR NET DEBT AT MARCH 31, 2019 STOOD AT $341 MILLION EQUAL TO $14.8 MILLION PER VESSEL.
•
DURING 1Q2019 WE REFINANCED OUR CREDIT FACILITY WITH A $306 MILLION SECURED LOAN AND REGISTERED A $40 MILLION ATM. TOGETHER WITH OUR 3 VESSELS DELIVERED AND FINANCED LAST YEAR, WE NOW HAVE A FINANCIAL STRUCTURE IN PLACE FOR ALL OF OUR 23 VESSELS WITH BETTER FLEXIBILITY AND LONGER MATURITIES THAN WE HAD ONLY A FEW MONTHS AGO.

•	LATER IN THIS REPORT WE HAVE INCLUDED RELEVANT FINANCIAL INFORMATION FOR NAT 1Q2019 AND FOR OTHER PERIODS.
•
WE EXPECT TO SEE VOLATILITY IN THE TANKER MARKET DURING 2019 DUE TO REFINERY ADJUSTMENTS THAT MUST BE MADE TO MEET THE NEW FUEL REGULATIONS THAT COME INTO FULL EFFECT FROM 2020. THESE ADJUSTMENTS WILL BE POSITIVE FOR TANKER DEMAND AND WE EXPECT 2019 TO BE A BETTER YEAR THAN 2018. WITH THE MAJORITY OF OUR FLEET IN THE SPOT MARKET, NAT IS WELL POSITIONED FOR AN IMPROVING TANKER MARKET IN THE COMING YEARS.

_________________
(1)
Adjusted Net Operating Earnings (Loss) represents Net Operating Earnings or Loss before depreciation and non-cash administrative charges. Please see later in this announcement for a reconciliation of non-GAAP financial measures and Adjusted Net Operating Earnings (Loss).

Our Fleet
Our fleet consists of 23 well maintained Suezmax tankers with an aggregate cargo capacity of 23 million barrels of crude oil, illustrating the size of NAT. The average age of our fleet is about 11 years; 10 units were built from 2010 onwards, 13 units were built between 2000 and 2009.
The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality of our fleet.
NAT has one of the largest fleet of Suezmax tankers in the world. In a capital intensive industry like ours, timing and financing are the key issues to achieve a sound cost structure.
Financing
Our fleet is financed through two financing arrangements; the $306 million 5-year senior secured credit agreement with CLMG Corp., funded by Beal Bank of Dallas, Texas and the Ocean Yield financing for our 3 vessels delivered last year. Both financing arrangements contain an element of down-payment that will reduce our debt going forward, while still maintaining our flexibility to distribute generous dividends in improving tanker markets.
The debt level of NAT has always been among the lowest in the industry. The NAT board has focus on further reducing the debt to a level that NAT maintained a few years ago.
We made net cash repayments of our debt of $17.7 million during the quarter and our net debt at March 31, 2019 stood at $341 million equal to $14.8 million per vessel.
During 1Q2019 we also registered a $40.0 million At-the-Market issuance agreement (ATM). This facility was established to ensure we have financial flexibility at all times. As of the date of this report, no shares have been issued under this agreement.
Dividend
For 1Q2019 a cash dividend of $0.03 per share has been declared. This represents 75% of our Earnings Per Share in the quarter. Payment of the dividend is expected to be on or about June 12, 2019, to shareholders of record on May 28, 2019.
In an improved tanker market, higher dividends can be expected.
Nordic American Offshore Ltd. (NYSE: NAO)
At the date of this report, major steps have been taken by new shareholders in NAO, introduced and welcomed by NAT’s Chairman & CEO, to secure a robust financial structure to take the Company through the challenging market. After a series of transactions by the new investors, aimed at strengthening NAO’s balance sheet, NAT now owns 5.33% and the NAT Chairman & CEO and his immediate family owns 4.11% of Nordic American Offshore Ltd. The NAO shareholding is no longer classified as a capital asset in our accounts, but is recorded as an investment security. We remain supportive to the new shareholder and management of NAO.
World Economy and the Tanker Market
The world economy is enjoying its strongest upswing since 2010. What is good for the world economy and world trade is by nature positive for the crude oil tanker business. In addition to the role of major oil companies, large oil traders have become important for the tanker industry.
The world Suezmax fleet (excl. shuttle, product & Jones Act tankers) counts 514 vessels at the end of 1Q2019. The total delivery during 2018 was 28 vessels. For 2019 we expect a similar number of vessels as in 2018, and in 2020 we currently see 22 vessels scheduled for delivery. During 2018, 21 Suezmax vessels were scrapped.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy going forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with big oil. Employment of our ships with big oil is a priority.
A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.
This strategy will benefit in both a strong tanker market and in a weak one. In an improved market, higher dividends can be expected and vice versa.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 23 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018	Dec. 31, 2018
Amounts in USD ‘000
Net Voyage Revenue	53,629	44,193	29,616	124,004
Vessel Operating Expenses	(15,969)	(17,709)	(22,025)	(80,411)
General and Administrative Expenses	(3,568)*	(2,052)*	(3,666)*	(12,727)**
Depreciation Expenses	(15,785)	(15,771)	(15,071)	(60,695)
Impairment Loss on Vessels	0	0	0	(2,168)
Gain (Loss) Disposal of Vessels	0	(3,261)	0	(6,619)
Operating Expenses	(35,322)	(38,793)	(40,762)	(162,620)
Net Operating Earnings (Loss)	18,307	5,400	(11,146)	(38,616)
Interest Income	83	84	124	334
Interest Expense	(10,862)	(10,494)	(7,111)	(34,549)
Other Financial Income (Expenses)	(1,885)	(1,296)	(326)	(14,808)
Equity Loss in Associate	0	(4,161)	(1,215)	(7,667)
Total Other Expenses	(12,664)	(15,867)	(8,528)	(56,690)
Net Gain (Loss)	5,643	(10,467)	(19,674)	(95,306)
Basic Earnings per Share	0.04	(0.07)	(0.14)	(0.67)
Basic Weighted Average Number of Common Shares Outstanding	141,969,666	141,969,666	141,969,666	141,969,666
Common Shares Outstanding	141,969,666	141,969,666	141,969,666	141,969,666

*)
The G&A for the three months ended March 31, 2019, December 31, 2018 and March 31, 2018 include non-cash charges of $0.2m, $(0.8m) and $0.5m, respectively, which are charges related to share based compensation and pension cost.

**)	The G&A for the twelve months ended December 31, 2018 include non-cash charges of $0. 1m. which are charges related to share based compensation and pension cost.
CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD ‘000	Mar. 31, 2019		Dec. 31, 2018
Cash and Cash Equivalents	34,251		49,327
Restricted Cash	2,572	*	0
Accounts Receivable, net	23,581		22,594
Prepaid Expenses	3,931		3,830
Inventory	22,032		20,291
Voyages in Progress	20,372		15,075
Other Current Assets	1,277		1,828
Total current assets	108,016		112,945
Vessels, Net	938,398		953,758
Investment Securities	2,948		4,197
Other Non-current Assets	2,079		211
Total non-current assets	943,425		958,166
Total Assets	1,051,441		1,071,111
Accounts Payable	5,703		3,575
Accrued Voyage Expenses	5,274		5,063
Other Current Liabilities	7,862		8,960
Current portion of Long Term Debt	19,844	**	18,692
Total Current liabilities	38,683		36,290
Long-term Debt	395,669		417,836
Deferred Compensation Liability	14,956		14,954
Total Non-current Liabilities	410,625		432,790
Shareholders’ Equity	602,133		602,031
Total Liabilities and Shareholders’ Equity	1,051,441		1,071,111

*	Restricted cash is related to deposits made for future Drydockings of our vessels.
**	Current portion of Long Term debt includes $12.7 million related to the new borrowing facility and $7.1 million relates to the Vessel Financing Newbuildings.

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD ‘000	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018	Dec. 31, 2018
Voyage Revenue	88,283	86,257	66,595	289,016
Voyage Expense	(34,654)	(42,063)	(36,979)	(165,012)
Net Voyage Revenue (1)	53,629	44,193	29,616	124,004

	Three Months Ended			Twelve Months Ended
	Mar. 31, 2019	Dec. 31, 2018	Mar. 31, 2018	Dec. 31, 2018
Net Operating Earnings (Loss)	18,307	5,400	(11,146)	(38,616)
Depreciation Expense	15,785	15,771	15,071	60,695
Impairment Loss on Vessels and Goodwill	0	0	0	2,168
(Gain) Loss Disposal of Vessels	0	3,261	0	6,619
Share Based Compensation and Pension Cost	198	(799)	464	140
Adjusted Net Operating Earnings (2)	34,290	23,633	4,389	31,006

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company’s financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, impairment, (gain) loss disposal of vessels and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company’s financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

NORDIC AMERICAN TANKERS LIMITED
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Three Months ended	Twelve Months ended
	Mar. 31, 2019	Dec. 31, 2018
Amounts in USD ‘000

Net Cash Provided by (Used in) Operating Activities	18,068	(16,103)

Investment in Vessels	(269)	(4,810)
Sale of Vessels	0	89,624
Other	0	(60)
Return from Investments	0	300
Net Cash Provided by (Used in) Investing Activities	(269)	85,054

Proceeds from Vessel Financing Newbuildings	0	12,505
Proceeds from Borrowing Activities	300,000	(78,242)
Repayments on Credit Facility	(313,400)	(2,361)
Repayments of Vessel Financing Newbuildings	(1,763)	0
Repayments of Borrowing Facility	(2,551)	0
Transaction Costs Borrowing Facilities	(6,893)	0
Dividends Distributed	(5,678)	(9,936)
Net Cash Provided by (Used in) Financing Activities	(30,285)	(78,034)

Net Increase (Decrease) in Cash and Cash Equivalents	(12,486)	(9,083)
Effect of exchange rate changes on Cash	(18)	51
Cash and Cash Equivalents at Beginning of Period	49,327	58,359
Deposit of Restricted Cash	(2,572)*	0
Cash and Cash Equivalents at End of Period	34,251	49,327

* Restricted cash is related to deposits made for future Drydockings of our vessels.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm